SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2008
Commission File Number 001-33921
Cascal N.V.
(Translation of registrant’s name into English)
Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .

Consolidated Balance Sheets

		September 30,
		2008	March 31,
Amounts expressed in thousands of USD	Notes	Unaudited	2008

Assets
Fixed Assets
Intangible fixed assets	4	41,162	18,424
Tangible fixed assets	5	425,714	366,357
Financial fixed assets	6	24,746	26,685

		491,622	411,466

Current Assets
Stocks and work in progress	7	5,339	2,083
Debtors	8	63,876	54,474
Cash at bank and in hand	9	41,935	54,380

		111,150	110,937

Total Assets		602,772	522,403

Shareholders’ Equity & Liabilities
Shareholders’ equity		128,061	136,726
Minority shareholders’ interest	10	35,839	16,101

Group Equity		163,900	152,827

Negative goodwill	11	1,232	1,232
Provisions & deferred revenue	12	118,692	126,341
Long term liabilities	13	240,399	190,190
Current liabilities	14	78,549	51,813

Total Liabilities		438,872	369,576

Total Shareholders’ Equity and Liabilities		602,772	522,403
The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Income

Amounts, except shares	Three months ended September 30, 2008			Three months ended September 30, 2007
and per share amounts,	Continuing	Discontinued		Continuing	Discontinued
expressed in thousands of	operations	operations	Total	operations	operations	Total
USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	44,294	—	44,294	39,588	650	40,238
Operating Expenses
Raw and auxiliary materials and other external costs	10,498	—	10,498	8,176	166	8,342
Staff costs	9,531	—	9,531	8,723	193	8,916
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6,441	—	6,441	5,685	13	5,698
(Profit)/loss on disposal of intangible and tangible fixed assets	(4)	—	(4)	18	—	18
Other operating charges	7,669	—	7,669	6,852	213	7,065
Incremental offering-related costs	—	—	—	75	—	75

	34,135	—	34,135	29,529	585	30,114

Operating Profit	10,159	—	10,159	10,059	65	10,124

Gain on disposal of subsidiary	—	248	248	—	248	248
Net Financial Income and Expense
Exchange rate results	3,443	—	3,443	(1,576)	—	(1,576)
Interest income	1,554	—	1,554	503	24	527
Interest expense	(4,410)	—	(4,410)	(5,016)	(7)	(5,023)

	587	—	587	(6,089)	17	(6,072)

Profit before Taxation	10,746	248	10,994	3,970	330	4,300
Taxation	(5,067)	(69)	(5,136)	(2,264)	(66)	(2,330)

Profit after taxation	5,679	179	5,858	1,706	264	1,970
Minority Interest	(310)	—	(310)	(293)	—	(293)

Net Profit	5,369	179	5,548	1,413	264	1,677

Earnings per share — Basic and Diluted	0.17	0.01	0.18	0.07	0.01	0.08
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	21,849,343	21,849,343	21,849,343
The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Income

Amounts, except shares		Six months ended September 30, 2008			Six months ended September 30, 2007
and per share amounts,		Continuing	Discontinued		Continuing	Discontinued
expressed in thousands of		operations	operations	Total	operations	operations	Total
USD	Notes	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	15	87,256	—	87,256	77,903	1,511	79,414
Operating Expenses
Raw and auxiliary materials and other external costs		20,531	—	20,531	16,637	356	16,993
Staff costs		18,401	—	18,401	16,541	366	16,907
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill		12,366	—	12,366	11,177	26	11,203
(Profit)/loss on disposal of intangible and tangible fixed assets		(804)	—	(804)	12	—	12
Other operating charges		14,955	(3)	14,952	12,910	641	13,551
Incremental offering-related costs		—	—	—	75	—	75

		65,449	(3)	65,446	57,352	1,389	58,741

Operating Profit	15	21,807	3	21,810	20,551	122	20,673

Gain on disposal of subsidiary	19	—	248	248	—	248	248
Net Financial Income and Expense
Exchange rate results		3,262	—	3,262	(4,056)	(2)	(4,058)
Interest income		2,096	8	2,104	1,042	35	1,077
Interest expense		(7,543)	(1)	(7,544)	(9,756)	(12)	(9,768)

		(2,185)	7	(2,178)	(12,770)	21	(12,749)

Profit before Taxation		19,622	258	19,880	7,781	391	8,172
Taxation	16	(8,162)	(69)	(8,231)	(4,185)	(66)	(4,251)

Profit after taxation		11,460	189	11,649	3,596	325	3,921
Minority Interest	10	(608)	—	(608)	(482)	—	(482)

Net Profit	15	10,852	189	11,041	3,114	325	3,439

Earnings per share — Basic and Diluted		0.35	0.01	0.36	0.14	0.02	0.16
Weighted average number of shares — Basic and Diluted		30,566,007	30,566,007	30,566,007	21,849,343	21,849,343	21,849,343

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Changes in Shareholders’ Equity

	Common Shares
	Issued	Share			Unallocated
	Share	Premium	Currency	Retained	Results
Amounts expressed in thousands of USD	capital	account	translation	earnings	for the year	Total

Balance at April 1, 2007	14,547	26,139	12,431	(28,905)	14,340	38,552

Issue of shares	6,466	98,218	—	—	—	104,684
Costs of share issue	—	(18,503)	—	—	—	(18,503)
Distribution to shareholders	—	(4,000)	—	—	—	(4,000)
Transfer of reserves	—	(12,804)	—	28,905	(16,101)	—
Net result for the year	—	—	—	—	11,588	11,588
Currency translation	3,207	(1,266)	2,464	—	—	4,405

Net movement for the period	9,673	61,645	2,464	28,905	(4,513)	98,174

Balance at March 31, 2008	24,220	87,784	14,895	—	9,827	136,726

Changes during the period (unaudited):
Appropriation of prior year’s result	—	—	—	4,326	(4,326)	—
Distribution to shareholders	—	—	—	—	(5,502)	(5,502)
Net result for the period	—	—	—	—	11,041	11,041
Currency translation	(2,759)	—	(11,445)	—	—	(14,204)

Net movement for the period	(2,759)	—	(11,445)	4,326	1,213	(8,665)

Balance at September 30, 2008 (unaudited)	21,461	87,784	3,450	4,326	11,040	128,061

The authorized share capital of the Company as at September 30, 2008 amounts to EUR 50 million (USD 70.2 million) and consists of 100,000,000 common shares of EUR 0.50 (USD 0.70) each. Issued share capital amounts to EUR 15.3 million (USD 21.5 million) and consists of 30,566,007 common shares with a nominal value of EUR 0.50 (USD 0.70) each. Share capital denominated in Euros has been translated into US dollars using the year and period end exchange rates set out in note 3 to these financial statements.
The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

	Six months ended	Six months ended
	September 30, 2008	September 30, 2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

Cash Flow from Operating Activities
Net profit	11,041	3,439
Adjustments for:
Minority interest	608	482
Taxation	8,231	4,251
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	12,366	11,203
(Profit)/loss on disposal of intangible and tangible fixed assets	(804)	12
Interest income	(2,104)	(1,077)
Interest expense	7,544	9,768
Exchange rate results	(3,262)	4,058
Gain on disposal of subsidiary	(248)	(248)
Changes in provisions	4,052	2,138
Changes in stocks and work in progress	(470)	413
Changes in debtors	(12,244)	(13,342)
Changes in current liabilities	14,095	3,862
Changes in long term debtors	(125)	25
Interest received	1,832	527
Interest paid	(5,156)	(6,179)
Tax paid	(2,507)	(1,044)

	32,849	18,288

Cash Flow used in Investing Activities
Purchases of intangible fixed assets	(46)	—
Purchases of tangible fixed assets	(18,243)	(16,604)
Increase in restricted cash balances	(376)	(3,213)

Total capital expenditure	(18,665)	(19,817)
Proceeds from disposals of tangible fixed assets	1,289	25
Purchases of subsidiaries and joint ventures, net of cash balances acquired	(58,739)	396
Purchase of minority interest in subsidiary	(149)	—

	(76,264)	(19,396)

Cash Flow from/(used in) Financing Activities
Issue of shares to minority shareholder in China Water	1,972	—
New loans	43,625	56,170
Loans repaid	(7,531)	(60,303)
Changes in bank overdrafts	28	(2,058)
Distributions made to shareholders	(5,502)	—
Distributions made to minority interests	(432)	(368)

	32,160	(6,559)

Total Cash Flow	(11,255)	(7,667)

Exchange and translation differences on cash at bank and in hand	(1,190)	672

	(12,445)	(6,995)

Cash at bank and in hand at beginning of period	54,380	28,321

Cash at bank and in hand at end of period	41,935	21,326

The accompanying notes form part of these unaudited interim consolidated financial statements

Notes to the Unaudited Interim Consolidated Financial Statements
1—General
Activities
The activities of Cascal N.V. (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involve the provision of high quality water and wastewater services to customers in seven countries. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom.
Group structure
From January 29, 2008 until September 30, 2008 between 39% and 42% of the Company’s stock has been publicly owned with the remainder owned by Biwater Investments Limited.
Basis of Presentation
These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) and contain all adjustments (consisting of only normal recurring items unless otherwise disclosed) necessary to present fairly the financial position as of September 30, 2008 and March 31, 2008, the results of operations for the three and six months ended September 30, 2008 and 2007 and cash flows for the six months ended September 30, 2008 and 2007. The results of operations for the six months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full year.
Certain amounts have been reclassified within the comparative period so as to be consistent with the current period’s presentation.
2—Accounting Policies
The accounting policies set forth in note 2 to the consolidated financial statements of the Company for the year ended March 31, 2008 have been followed in preparing the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended March 31, 2008.
The effects of income tax rate changes in an interim period are recorded when substantially enacted and are recognized as part of the annual effective tax rate for the year.

3—Exchange rates
The following table provides the period end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average				Average
		six months		Average		six months
	As at	ended	As at	year ended	As at	ended
	September 30,	September 30,	March 31,	March 31,	September 30,	September 30,
	2008	2008	2008	2008	2007	2007

Euro	0.712	0.655	0.631	0.705	0.703	0.734
British Pound	0.561	0.519	0.503	0.498	0.491	0.499
Chilean Peso	551.200	496.143	436.850	502.325	511.250	525.307
Mexican Peso	10.987	10.446	10.667	10.832	10.935	10.869
South African Rand	8.281	7.773	8.127	7.174	6.897	7.097
Indonesian Rupiah	9,430.000	9,234.000	9,205.000	9,171.000	9,145.000	9,120.000
Philippine Peso	47.050	44.261	41.770	44.217	45.050	46.311
Chinese Yuan	6.849	6.902	7.012	7.448	7.506	7.619

4—Intangible fixed assets

Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total

Net book value at April 1, 2007
At cost	5,342	14,548	3,851	23,741
Accumulated amortization	(1,995)	(4,264)	(336)	(6,595)

	3,347	10,284	3,515	17,146

Changes during the year:
Additions	12	—	148	160
Amortization	(431)	(510)	(640)	(1,581)
Currency translation differences — cost	59	3,414	409	3,882
Currency translation differences — amortization	(23)	(1,077)	(83)	(1,183)

	(383)	1,827	(166)	1,278

Net book value at March 31, 2008
At cost	5,413	17,962	4,408	27,783
Accumulated amortization	(2,449)	(5,851)	(1,059)	(9,359)

	2,964	12,111	3,349	18,424

Changes during the period (unaudited):
Acquisitions of subsidiaries, joint ventures and minority interest	25,952	1,129	233	27,314
Additions	—	—	46	46
Amortization	(470)	(235)	(317)	(1,022)
Currency translation differences — cost	(628)	(3,775)	(633)	(5,036)
Currency translation differences — amortization	33	1,237	166	1,436

	24,887	(1,644)	(505)	22,738

Net book value at September 30, 2008 (unaudited)
At cost	30,737	15,316	4,054	50,107
Accumulated amortization	(2,886)	(4,849)	(1,210)	(8,945)

	27,851	10,467	2,844	41,162

5—Tangible fixed assets

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Net book value at April 1, 2007
At cost	74,646	205,857	169,318	11,330	461,151
Accumulated depreciation	(13,087)	(37,748)	(67,681)	(8,515)	(127,031)

	61,559	168,109	101,637	2,815	334,120

Changes during the year:
Acquisitions of subsidiaries	—	11,357	342	35	11,734
Additions	2,010	20,144	10,298	1,918	34,370
Disposals	(104)	—	(213)	(96)	(413)
Depreciation	(1,610)	(5,685)	(12,708)	(1,255)	(21,258)
Other changes	20	(176)	77	76	(3)
Currency translation differences—cost	2,202	2,809	4,982	182	10,175
Currency translation differences—depreciation	(254)	(872)	(1,108)	(134)	(2,368)

	2,264	27,577	1,670	726	32,237

Net book value at March 31, 2008
At cost	78,754	240,167	184,727	13,369	517,017
Accumulated depreciation	(14,931)	(44,481)	(81,420)	(9,828)	(150,660)

	63,823	195,686	103,307	3,541	366,357

Changes during the period (unaudited):
Acquisition of subsidiaries and joint ventures	13,486	70,663	2,477	56	86,682
Additions	1,937	9,307	6,377	622	18,243
Disposals	(401)	(40)	(39)	(1)	(481)
Depreciation	(1,104)	(3,676)	(5,933)	(659)	(11,372)
Reclassifications(1)	6,896	877	(7,608)	(165)	—
Other changes	—	—	—	(10)	(10)
Currency translation differences—cost	(7,745)	(22,433)	(18,125)	(1,691)	(49,994)
Currency translation differences—depreciation	1,725	4,790	8,383	1,391	16,289

	14,794	59,488	(14,468)	(457)	59,357

Net book value at September 30, 2008 (unaudited)
At cost	92,927	298,541	167,809	12,190	571,467
Accumulated depreciation	(14,310)	(43,367)	(78,970)	(9,106)	(145,753)

	78,617	255,174	88,839	3,084	425,714

(1)	Management has reviewed asset categories as part of the Group’s preparations for compliance with Section 404 of the Sarbanes-Oxley Act and as a result certain tangible fixed assets have been reclassified during the period.

6—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in thousands of USD	debtors	tax assets	cash balances	Total

Balance at April 1, 2007	3,997	18,977	5,198	28,172
Less: Short term portion	(20)	(171)	(1,600)	(1,791)

Long term portion	3,977	18,806	3,598	26,381

Changes during the year:
Acquisitions of subsidiaries	—	190	—	190
Additions	68	—	1,342	1,410
Redemptions	(2,505)	—	(1,600)	(4,105)
Deferred taxes charged in the statement of income	—	(1,547)	—	(1,547)
Decrease in provision	1,295	—	—	1,295
Currency translation difference	138	1,234	(11)	1,361

Balance at March 31, 2008	2,993	18,854	4,929	26,776
Less: Short term portion	(27)	(64)	—	(91)

Long term portion	2,966	18,790	4,929	26,685

Changes during the period (unaudited):
Acquisitions of subsidiaries and joint ventures	62	77	—	139
Additions	125	—	376	501
Deferred taxes charged in the statement of income	—	(632)	—	(632)
Decrease in provision	248	—	—	248
Currency translation difference	(197)	(1,735)	(278)	(2,210)

Balance at September 30, 2008 (unaudited)	3,231	16,564	5,027	24,822
Less: Short term portion	(12)	(64)	—	(76)

Long term portion	3,219	16,500	5,027	24,746

7—Stocks and work in progress

	September 30,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Raw materials and consumables	4,858	2,025
Work in progress	481	58

	5,339	2,083

8—Debtors

	September 30,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Trade debtors(1)	42,331	33,587
Provision for bad & doubtful debts	(3,221)	(3,028)

Trade debtors, net	39,110	30,559

Receivables from affiliated companies*	1,537	6,411
Taxation and social security	2,325	1,625
Promissory notes	2,978	2,729
Other debtors	6,255	3,142
Prepayments	11,671	10,008

	63,876	54,474

*	Affiliated companies are companies in the Biwater group.

(1)	Trade debtors at September 30, 2008 includes an amount of USD 6.0 million (March 31, 2008: USD 3.7 million) that is receivable by Aguas de Panama S.A. and relates to the cumulative incremental revenue arising from rate increases that came into effect on September 1, 2006, May 1, 2007, April 1, 2008 and September 1, 2008 but that have not been paid by the client. The client has approved these rate increases and accordingly the existence of the amounts outstanding is not under challenge. Management considers these amounts to be recoverable in full notwithstanding the present delay in their payment.

9—Cash at bank and in hand

	September 30,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Cash at bank and in hand	26,681	22,284
Short term deposits	20,178	36,914
Less: Restricted cash balances	(5,027)	(4,929)
Other cash equivalents—liquidity fund	103	111

	41,935	54,380

10—Minority shareholders’ interest

	Six
	months
	ended	Year
	September 30,	ended
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Balance at beginning of period	16,101	10,568
Changes during the period:
Acquisition of subsidiaries	17,947	976
Issue of shares	1,972	3,311
Share of profits	608	945
Dividends paid and payable	(432)	(513)
Purchase of minority interest(1)	(566)	—
Currency translation differences	209	814

Balance at end of period	35,839	16,101

(1)	On August 21, 2008 Cascal Operations (Pty) Limited (COPS), a South African subsidiary of the Company, purchased the 10% minority shareholding in The Greater Nelspruit Utility Company (Pty) Ltd (GNUC) held by Sivukile Investments (Pty) Ltd. (Sivukile), a black empowerment enterprise for 8.4 million Rand (USD 1.0 million). USD 0.9 million of this consideration was in settlement of an outstanding loan together with accrued interest from COPS to Sivukile with the remainder settled in cash. USD 0.5 million of goodwill was generated as a result of this purchase and is included in note 4. GNUC operates our concession agreement in Nelspruit, South Africa and is now a 100% subsidiary of the Company.
11—Negative goodwill

	Six
	months
	ended	Year
	September 30,	ended
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Balance at beginning of period	1,232	1,167
Amortization	(28)	(52)
Currency translation differences	28	117

Balance at end of period	1,232	1,232

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.

12—Provisions & deferred revenue

	Pension	Deferred tax	Deferred
Amounts expressed in thousands of USD	provisions	liabilities	revenue	Total

Balance at April 1, 2007	15,163	50,856	47,249	113,268

Acquisition of subsidiaries	—	1,401	—	1,401
Contributions receivable	—	—	12,762	12,762
Employer contributions payable	(2,287)	—	—	(2,287)
Charged/(credited) to statement of income	1,089	(1,605)	(1,547)	(2,063)
Currency translation difference	202	858	2,200	3,260

Balance at March 31, 2008	14,167	51,510	60,664	126,341

Changes during the period (unaudited):
Contributions receivable	—	—	5,250	5,250
Employer contributions payable	(1,015)	—	—	(1,015)
Charged/(credited) to statement of income	676	2,310	(944)	2,042
Currency translation difference	(1,433)	(5,119)	(7,374)	(13,926)

Balance at September 30, 2008 (unaudited)	12,395	48,701	57,596	118,692

13—Long term liabilities

	Unsecured	Secured		Finance
Amounts expressed in thousands of USD	bank loans	bank loans		leases	Other	Total

Balance at April 1, 2007	21,841	216,978		12,032	821	251,672
Less: Short term portion	—	(4,879)		(1,683)	(41)	(6,603)

Long term portion	21,841	212,099		10,349	780	245,069

Changes during the year:
Acquisitions of subsidiaries	—	4,392		—	—	4,392
New loans	8	16,500		278	47	16,833
Interest added to loan balance	—	5,299		—	—	5,299
Repayment of loans	(406)	(62,713	)(1)	(1,888)	(98)	(65,105)
Transferred to current liabilities	(21,080)	—		—	—	(21,080)
Other	—	2		(2)	—	—
Currency translation differences	684	4,037		125	120	4,966

Balance at March 31, 2008	1,047	184,495		10,545	890	196,977
Less: Short term portion	—	(5,340)		(1,400)	(47)	(6,787)

Long term portion	1,047	179,155		9,145	843	190,190

Changes during the period (unaudited):
Acquisition of subsidiaries and joint ventures	—	9,240		—	20,199 (2)	29,439
New loans	97	43,500		—	28	43,625
Interest added to loan balance	—	2,352		—	—	2,352
Repayment of loans	—	(7,418)		(113)	—	(7,531)
Currency translation differences	(184)	(16,632)		(1,120)	(83)	(18,019)

Balance at September 30, 2008 (unaudited)	960	215,537		9,312	21,034	246,843
Less: Short term portion	—	(5,289)		(1,139)	(16)	(6,444)

Long term portion	960	210,248		8,173	21,018	240,399

(1)	GBP 28 million (USD 55.7 million) of this amount represents a loan balance repaid to The Royal Bank of Scotland by Bournemouth & West Hampshire Water on June 29, 2007. On the same day, The Royal Bank of Scotland advanced the same amount to Cascal Services Limited as a short term loan. This short term loan was subsequently repaid before the end of the year ended March 31, 2008 with proceeds from the Company’s initial public offering.

(2)	Includes RMB 138 million (USD 20.2 million) owed to Zhumadian Bangye Water Group for construction in progress acquired on July 23, 2008. This liability is expected to be replaced by the transfer of Zhumadian Bangye Water Group’s existing long-term secured bank loan, advanced by the State Development Bank, that Zhumadian Bangye Water Group is in the process of transferring to Zhumadian China Water Company (see note 18).
The long term liabilities at September 30, 2008 are repayable as follows:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

1-2 years	669	60,812	1,138	94	62,713
2-3 years	—	3,896	1,055	94	5,045
3-4 years	—	3,816	1,070	94	4,980
4-5 years	—	2,566	1,109	94	3,769
After 5 years	291	139,158	3,801	20,642	163,892

The long term liabilities at September 30, 2008 are denominated in the following currencies:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

US Dollar (USD)	—	61,588	—	—	61,588
British Pounds (GBP)	291	128,688	7,879	89	136,947
South Africa Rand (ZAR)	—	8,528	289	—	8,817
Unidades de Fomento (UF)	669	9,829	—	—	10,498
Chinese Yuan (RMB)	—	—	—	20,199	20,199
Other	—	1,615	5	730	2,350

UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, principally for business transactions.
The long term liabilities relate to loans and other payables that have:

	Unsecured	Secured	Finance
(Amounts, except percentages, expressed in thousands	bank loans	bank loans	leases	Other	Total
of USD)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Fixed interest rates	960	148,660	10	20,929	170,559
Floating interest rates	—	61,588	8,163	89	69,840

	960	210,248	8,173	21,018	240,399

Average interest rates applied during the period	4.00%	6.39%	7.23%	0.00%	5.81%

14—Current liabilities

	September 30,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Current installments of long term liabilities	6,444	6,787
Short term loans	3,094	2,323
Bank overdrafts	25	—
Trade creditors	13,783	11,678
Amounts payable to affiliated companies*	4,021	1,997
Taxation and social security	9,134	4,991
Accruals and deferred income	26,160	18,430
Other creditors	15,888	5,607

	78,549	51,813

*	Affiliated companies are companies in the Biwater group.
15—Segmental disclosures
Revenue—geographical analysis

	Six months	Six months
	ended	ended
	September 30,	September 30,
	2008	2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	47,898	47,200
South Africa	11,648	10,375
Indonesia	7,050	5,564
China	8,670	4,848
Chile	4,707	3,737
Panama	5,562	4,390
The Philippines	1,470	1,387
Holding Companies	1,417	1,625
Less: Inter-segment sales	(1,166)	(1,223)

Continuing operations	87,256	77,903

Discontinued operations – Mexico (note 19)	—	1,511

	87,256	79,414

The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities:
Revenue—regulated and unregulated

	Six months	Six months
	ended	ended
	September 30,	September 30,
	2008	2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

Regulated	70,958	66,005
Unregulated	16,298	13,409

	87,256	79,414

Operating profit—geographical analysis

	Six months	Six months
	ended	ended
	September 30, 2008	September 30, 2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	15,229	16,112
South Africa	3,713	2,935
Indonesia	2,748	1,812
China	1,120	484
Chile	185	85
Panama	2,573	2,055
The Philippines	586	516
Holding Companies	(4,347)	(3,448)

Continuing operations	21,807	20,551

Discontinued operations – Mexico (note 19)	3	122

	21,810	20,673

Net profit—geographical analysis

	Six months	Six months
	ended	ended
	September 30,	September 30,
	2008	2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	6,532	9,754
South Africa	2,676	1,199
Indonesia	1,933	1,235
China	353	417
Chile	(1,044)	(371)
Panama	2,138	1,597
The Philippines	563	486
Holding Companies	(2,299)	(11,203)

Continuing Operations	10,852	3,114

Discontinued Operations – Belize (note 19)	179	248
Discontinued Operations – Mexico (note 19)	10	77

	11,041	3,439

16—Taxation
The table below summarizes the principal contributing factors behind the effective tax rates:

	Six Months Ended		Six Months Ended
	September 30, 2008		September 30, 2007
Amounts expressed in thousands of USD	Unaudited	%	Unaudited	%

Profit before taxation	19,880		8,172
Dutch standard rate	(5,069)	25.5	(2,083)	25.5
Disallowed expenditure	(273)	1.4	(122)	1.5
Non-taxable income	170	(0.9)	82	(1.0)
Prior period adjustments	(206)	1.0	178	(2.2)
Changes in tax rates	670	(3.4)	1,120	(13.7)
Changes in tax legislation(1)	(1,538)	7.7	—	—
Increase in deferred tax assets not recognized	(386)	1.9	(2,729)	33.4
Decrease in deferred tax assets not recognized	86	(0.4)	77	(0.9)
Inflation adjustment	338	(1.7)	—	—
Effect of overseas tax rates	(767)	3.9	(617)	7.5
Deferred tax on un-remitted foreign earnings	(1,203)	6.1	(87)	1.0
Other	(53)	0.2	(70)	0.9

Total tax charge	(8,231)	41.4	(4,251)	52.0

(1)	Relates to a change in the system of tax allowances for industrial buildings in the United Kingdom which has caused the recording of a deferred tax liability and corresponding charge to the statement of income.
17—Acquisition of interest in joint venture
On April 29, 2008 the Group completed the acquisition of a 49% interest in a new equity joint venture for delivery of water services to Yancheng City together with the Government of Yancheng for RMB 200.7 million (USD 28.8 million). The equity joint venture has a 30 year concession to deliver water services to a population of more than 600,000 in Yancheng City. The acquisition of the interest in the equity joint venture supports the Company’s strategy of expansion of its operations in China.
The acquired business contributed revenue of USD 2.1 million and net loss of USD 0.2 million to the Group for the period from April 29, 2008 to September 30, 2008. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 87.7 million, unaudited net profit would have been USD 10.9 million and there would have been a negligible decrease in unaudited earnings per share for the six months ended September 30, 2008.

Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
– Cash paid	28,660
– Direct costs relating to the acquisition	91

Total consideration	28,751
Book value of net assets acquired	(16,512)

Goodwill	12,239

Since the completion of the acquisition, Group management has been working with local management and an auditor appointed by the Government of Yancheng to validate the book values of the separate assets and liabilities acquired by the equity joint venture. This process is on-going and upon its completion Group management will be in a position to ascribe fair values to the separable assets and liabilities in accordance with the requirements of Dutch GAAP. Accordingly, the preliminary purchase price allocation has been made by reference to the book values of the separate assets and liabilities that have been extracted from unaudited accounting records as at the date of acquisition and which are therefore subject to change.
The unaudited book values of the assets and liabilities arising from the acquisition are as follows:

Acquiree’s
carrying
Amounts expressed in thousands of USD	amount

Cash and cash equivalents	12,220
Property, plant and equipment	43,557
Financial fixed assets	127
Inventories	5,388
Receivables	5,233
Payables	(26,386)
Long term liabilities	(6,441)

Net assets	33,698

Share of net assets acquired	16,512

Purchase consideration paid in cash	(28,751)
Cash and cash equivalents in joint venture acquired	5,988

Cash outflow on acquisition	(22,763)

18—Acquisition of subsidiaries
On June 27, 2008 the Group acquired 100% of the share capital of Servicomunal S.A. for CHP 10.0 billion (USD 18.8 million). Servicomunal provides water and wastewater services under a perpetual regulated concession contract. The acquisition of Servicomunal supports the Company’s growth strategy in territories where it already has established operations in place and combined with existing operations in Chile will provide greater efficiencies and economies of scale.
The results of Servicomunal will be consolidated into the results of the Group from October 1, 2008 as the results of Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
– Cash paid	18,409
– Direct costs relating to the acquisition	393

Total consideration	18,802
Book value of net assets acquired	(6,404)

Goodwill	12,398

The preliminary purchase price allocation has been carried out by reference to the unaudited book values of the separate assets and liabilities that have been extracted from the accounting records of the acquired entity. Group management is working on ascribing fair values to the separable assets and liabilities acquired as required by Dutch GAAP. As such the preliminary purchase price allocation set out below is expected to be revised in due course.

The assets and liabilities arising from the acquisition are as follows:

Acquiree’s
carrying
Amounts expressed in thousands of USD	amount

Cash and cash equivalents	1,442
Property, plant and equipment	6,203
Financial fixed assets	68
Intangible fixed assets	1,019
Receivables	2,911
Payables	(307)
Long term liabilities	(4,545)
Short term portion of long term liabilities	(387)

Net assets	6,404

Net assets acquired	6,404

Purchase consideration paid in cash	(18,802)
Cash and cash equivalents in subsidiary acquired	1,442

Cash outflow on acquisition	(17,360)

On June 27, 2008 the Group acquired 100% of the share capital of Servilampa S.A. for CHP 0.8 billion (USD 1.6 million). Servilampa provides water and wastewater services under a perpetual regulated concession contract. The acquisition of Servilampa supports the Company’s growth strategy in territories where it already has established operations in place and combined with existing operations in Chile will provide greater efficiencies and economies of scale.
The results of Servilampa will be consolidated into the results of the Group from October 1, 2008 as the results of Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
– Cash paid	1,528
– Direct costs relating to the acquisition	32

Total consideration	1,560
Book value of net assets acquired	(793)

Goodwill	767

The preliminary purchase price allocation has been carried out by reference to the unaudited book values of the separate assets and liabilities that have been extracted from the accounting records of the acquired entity. Group management is working on ascribing fair values to the separable assets and liabilities acquired as required by Dutch GAAP. As such the preliminary purchase price allocation set out below is expected to be revised in due course.

The assets and liabilities arising from the acquisition are as follows:

Acquiree’s
carrying
Amounts expressed in thousands of USD	amount

Cash and cash equivalents	1,670
Property, plant and equipment	2,311
Financial fixed assets	9
Intangible fixed assets	343
Receivables	182
Payables	(2,570)
Long term liabilities	(1,072)
Short term portion of long term liabilities	(80)

Net assets	793

Net assets acquired	793

Purchase consideration paid in cash	(1,560)
Cash and cash equivalents in subsidiary acquired	1,670

Cash inflow on acquisition	110

On July 23, 2008 the Group completed the acquisition of a 51% interest in a water company in Zhumadian City, China for RMB 127.5 million (USD 18.7 million. The new company, Zhumadian China Water Company, formally commenced operations on July 23, 2008 having previously received its business license from the Zhumadian municipal government on June 19, 2008. The acquisition supports the Company’s strategy of expansion of its operations in China.
The acquired business contributed revenue of USD 0.9 million and net profit of less than USD 0.1 million to the Group for the period from July 23, 2008 to September 30, 2008. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 89.1 million, unaudited net profit would have been USD 11.0 million and there would have been a negligible increase in unaudited earnings per share for the six months ended September 30, 2008.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
– Cash paid	18,679
– Direct costs relating to the acquisition	47

Total consideration	18,726
Book value of net assets acquired	(18,679)

Goodwill	47

The unaudited book values of the assets and liabilities arising from the acquisition are as follows:

Acquiree’s
carrying
Amounts expressed in thousands of USD	amount

Cash and cash equivalents	—
Property, plant and equipment	56,825
Financial fixed assets	—
Inventories	—
Receivables	—
Payables	—
Long term liabilities	(20,199)

Net assets	36,626

Share of net assets acquired	18,679

Purchase consideration paid in cash	(18,726)
Cash and cash equivalents in joint venture acquired	—

Cash outflow on acquisition	(18,726)

19—Disposal of subsidiaries
On October 3, 2005 the Group sold its 83% interest in Belize Water Services Limited to the Government of Belize. Of the total purchase consideration given by the Government of Belize, amounting to USD 28.8 million, USD 9.9 million was deferred. This deferred consideration was originally secured by four promissory notes issued by the Government of Belize with a face value USD 2.5 million each, with one promissory note maturing at each of the first four anniversary dates of the completion of the above mentioned disposal. Each note bears interest at a rate of 10% per annum. On October 3, 2008 the third of the four promissory notes matured and was duly paid, together with accrued interest, by the Government of Belize to the Group. In light of this event the Company released USD 0.25 million to pre-tax income in the six months ended September 30, 2008, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the remaining promissory note. The amount provided was charged against the gain on disposal reported in the consolidated accounts for the year ended March 31, 2006 and so its release has been similarly classified in these interim financial statements.
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the six months ended September 30, 2008 and 2007. The Company received a termination fee of MXP 10.5 million (USD 1.0 million) and after the costs of termination and receipts for sale of assets made a profit on termination of MXP 1.1 million (USD 0.1 million).
20—Contingent liabilities
The Group’s defined benefit pension plan in the United Kingdom is part of the Biwater Retirement and Security Scheme (BRASS). There are two sections established within BRASS. The Cascal section is called the Water Company Section and the other section is called the Main Section and is the UK defined benefit pension plan for Biwater Plc and a number of its UK subsidiaries. Although the Water Company Section constitutes a separate section, it is established under the same documentation that governs the Main Section and shares the same trustees.
The Group has caused letters of credit to be issued in the amount of GBP 8.6 million (USD 15.3 million) as at September 30, 2008 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan.
One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District (OCWD) from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 46.5 million as of August 31, 2008, being the last date at which Olongapo City have confirmed the amount of their claim.
21—Subsequent events
On October 3, 2008 Cascal received the third of the four promissory notes due from the Government of Belize and all associated interest as described in note 19.
Adhya Tirta Batam, the Group’s 50% joint venture on the island of Batam in Indonesia has been subject to an investigation by the KPPU, the Business Competition Supervisory Commission. It was asserted that ATB acted in an anti-competitive manner, and potentially in breach of monopoly powers, by failing to connect certain new properties to the water network. On October 14, 2008 the KPPU found against ATB on one of the matters under investigation. A fine has been set at IDR 2 million (USD 0.2 million) of which Cascal’s share is 50%. Although ATB is considering an appeal this amount has been accrued in the results for the six months ended September 30, 2008. The remaining matters under investigation have been closed with no further action to be taken.

Management’s discussion and analysis of financial condition and results of operations
Overview
We provide water and wastewater services to our customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately four million.
Forward-looking statements
Many statements we make in this discussion contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “hope” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may relate to, among other things:
•	our anticipated growth strategies in the markets in which we operate or in new markets;

•	the levels of growth we anticipate in our targeted markets;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain the quality of our water and wastewater services;

•	our ability to successfully negotiate rate adjustments and other pricing issues with government regulators and public-sector clients;

•	our ability to identify, acquire and integrate complementary operations;

•	our expectations regarding the payment of dividends;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds; and

•	the importance of our alliances, joint venture partners and investments.
The forward-looking statements included in this discussion are subject to risks, uncertainties and assumptions about us that may cause actual results to differ materially from those indicated by such forward-looking statements including, among others: if we are unable to identify suitable project opportunities, win bids for, or effectively negotiate the terms of, those opportunities, our growth prospects will be reduced; if we are unable to obtain government or public-sector client approval of our requests for rate increases, our profitability may suffer; and any pending or future acquisitions we decide to undertake involve risks; together with those factors set forth under the headings “Forward-looking Statements”, “Risk Factors” and “Operating Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended March 31, 2008 as filed with the Securities and Exchange Commission (SEC) on June 25, 2008. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP.

Results of operations for the three months ended September 30, 2008 and 2007
The following table sets forth our statement of income data as a percentage of revenue for the three months ended September 30, 2008 and 2007 as well as showing the percentage change on a period to period basis:

Dutch GAAP	Three months ended	Percentage of	Three months ended	Percentage of	Percentage
(Dollars in thousands)	September 30, 2008	revenue	September 30, 2007	revenue	change 2007-2008

Revenue	44,294	100.0%	40,238	100.0%	10.1%
Raw and auxiliary materials and other external costs	10,498	23.7%	8,342	20.7%	25.8%
Staff costs	9,531	21.5%	8,916	22.2%	6.9%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6,441	14.5%	5,698	14.1%	13.0%
(Profit)/loss on disposal of intangible and tangible fixed assets	(4)	(0.0)%	18	0.0%	n/a
Other operating charges(1)	7,669	17.4%	7,140	17.8%	7.4%

Total operating expenses	34,135	77.1%	30,114	74.8%	13.4%

Operating profit	10,159	22.9%	10,124	25.2%	0.3%

Gain on disposal of subsidiary	248	0.6%	248	0.6%	—
Interest income/(expense) and exchange rate results(2)	587	1.3%	(6,072)	(15.1)%	n/a

Profit before taxation	10,994	24.8%	4,300	10.7%	155.7%
Taxation	(5,136)	(11.6)%	(2,330)	(5.8)%	120.4%
Minority interest	(310)	(0.7)%	(293)	(0.7)%	5.8%

Net profit	5,548	12.5%	1,677	4.2%	230.8%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts and incremental offering-related costs.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income.
•	Commentary on revenue and operating profit for the three months ended September 30, 2008 and 2007 is provided below following our discussion of EBITDA for the three months ended September 30, 2008 and 2007.
•	Interest income/(expense) and exchange rate results overall are significantly reduced in the three months ended September 30, 2008 compared with the same period of the proceeding fiscal year due to exchange gains arising on a British Pound denominated inter-company current account balance outstanding at September 30, 2008 and a saving in interest expense following the repayment of bank borrowings out of the proceeds of our initial public offering.
•	Our effective tax rate for the three months ended September 30, 2008 was impacted significantly by a change in the system of tax allowances for industrial buildings in the United Kingdom in response to which we have recognized a deferred tax liability of approximately $1.6 million at September 30, 2008, being one-third of a total charge of approximately $4.8 million for the year ending March 31, 2009.

EBITDA from continuing operations
EBITDA from continuing operations represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:
•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA from continuing operations should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations.

	Three months ended	Three months ended
(Dollars in thousands)	September 30, 2008	September 30, 2007

Net profit from continuing operations	$5,369	$1,413
Add:
Interest (income)/expense and exchange rate results	(587)	6,089
Taxation	5,067	2,264
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6,441	5,685
(Profit)/loss on disposal of intangible and tangible fixed assets	(4)	18
Minority interest	310	293

EBITDA from continuing operations	$16,596	$15,762

Revenue from continuing operations	$44,294	$39,588

EBITDA as a percentage of revenue from continuing operations	37.5%	39.8%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the three months ended September 30, 2008 and 2007. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.

Dutch GAAP	Revenue by country (as reported)
	Three months		Three months
	ended		ended
	September 30,	Percentage of	September 30,	Percentage of
(Dollars in thousands)	2008	revenue	2007	revenue

United Kingdom	$23,694	53.5%	$23,753	60.0%
South Africa	6,271	14.1%	5,728	14.4%
Indonesia	3,639	8.2%	2,883	7.3%
China (1)	5,245	11.8%	2,484	6.3%
Chile	2,111	4.8%	1,683	4.3%
Panama	2,551	5.8%	2,207	5.6%
The Philippines	709	1.6%	676	1.7%
Holding companies	74	0.2%	174	0.4%

Total continuing operations	$44,294	100.0%	$39,588	100.0%

Discontinued operations — Mexico (2)	—		650
Total	$44,294		$40,238

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008 being the date of its acquisition.

(2)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
•	The principal reason for the small decrease in revenue reported by our UK subsidiary was unfavorable exchange rate movements which were largely offset by the impact of our scheduled rate increase of 3.68%.
•	The revenue generated by our South African operations increased by $0.5 million, comparing the three months ended September 30, 2008 with the corresponding period of the previous fiscal year, due mainly to rate increases implemented by our Nelspruit and Siza Water businesses with effect from July 2008 and the continued growth in the customer base partly offset by unfavorable movements in the exchange rate.
•	The $2.8 million increase reported by our Chinese operations is principally due to the inclusion of our share of revenue from the Yancheng joint venture and revenue from our acquisition in Zhumadian from July 23, 2008.
•	The $0.8 million increase in our Indonesian operations comes from the 20% rate increase implemented in December 2007 and continued growth in the customer base.
•	The $0.3 million increase in revenue from our Panama operation is due to rate increases implemented following our client’s approval thereof (see note 8 to our unaudited interim consolidated financial statements).
•	The revenue of our Chilean operations increased due to inflation based tariff increases and higher volumes sold.

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the three months ended September 30, 2008 and 2007.

Dutch GAAP	Operating profit by country (as reported)
	Three months		Three months
	ended		ended
	September 30,	Percentage of	September 30,	Percentage of
(Dollars in thousands)	2008	operating profit	2007	operating profit

United Kingdom	$7,197	70.8%	$7,669	76.3%
South Africa	2,271	22.4%	1,932	19.2%
Indonesia	1,419	14.0%	935	9.3%
China (1)	503	4.9%	234	2.3%
Chile	2	0.0%	(222)	(2.2)%
Panama	951	9.4%	903	9.0%
The Philippines	281	2.8%	263	2.6%
Holding companies	(2,465)	(24.3)%	(1,655)	(16.5)%

Total continuing operations	$10,159	100.0%	$10,059	100.0%

Discontinued operations — Mexico (2)	—		65
Total	$10,159		$10,124

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(2)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
•	The operating profit reported by our UK subsidiary decreased by $0.5 million, comparing the quarter ended September 30, 2008 with the corresponding three months of the previous fiscal year, due mainly to higher electricity prices and the effect of general cost inflation being slightly higher than our scheduled 3.68% regulated rate increase that took effect from April 1, 2008 together with the impact of unfavorable exchange rate movements during the period.
•	The operating profit of the South African businesses increased by $0.3 million due to the increase to our rates in both the Nelspruit and Siza Water businesses from July 2008, offset in part by increased costs of electricity and raw and bulk water along with the impact of annual salary reviews and unfavorable exchange rate movements during the period.
•	The $0.5 million increased operating profit reported by our Indonesian joint venture is a result of the 20% rate increase implemented in December 2007 in combination with higher volumes sold offset in part by increased costs of operation, most notably fuel.
•	The operating profit of our Chinese business increased by $0.3 million for the three months ended September 30, 2008 compared to the corresponding period of the previous fiscal year, mainly due to the inclusion of our share of results of operations of the Yancheng joint venture together with results of operations from our acquisition in Zhumadian from July 23, 2008.
•	The operating profit of our Chilean operations increased due to a combination of rate and volume increases offset in part by higher costs of operation, notably electricity.
•	The increased operating loss reported by the holding companies is principally due to the costs of compliance with SEC regulations and New York Stock Exchange rules. These costs include the preparation and review of quarterly consolidated financial statements and increased insurance costs as well as the costs associated with an enlarged board of independent directors along with some additional salary and recruitment costs.

Results of operations for the six months ended September 30, 2008 and 2007
The following table sets forth our statement of income data as a percentage of revenue for the six months ended September 30, 2008 and 2007 as well as showing the percentage change on a period to period basis:

Dutch GAAP	Six months ended	Percentage of	Six months ended	Percentage of	Percentage
(Dollars in thousands)	September 30, 2008	revenue	September 30, 2007	revenue	change 2007-2008

Revenue	87,256	100.0%	79,414	100.0%	9.9%
Raw and auxiliary materials and other external costs	20,531	23.5%	16,993	21.4%	20.8%
Staff costs	18,401	21.1%	16,907	21.3%	8.8%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	12,366	14.2%	11,203	14.1%	10.4%
(Profit)/loss on disposal of intangible and tangible fixed assets	(804)	(0.9)%	12	0.0%	n/a
Other operating charges(1)	14,952	17.1%	13,626	17.2%	9.7%

Total operating expenses	65,446	75.0%	58,741	74.0%	11.4%

Operating Profit	21,810	25.0%	20,673	26.0%	5.5%
Gain on disposal of subsidiary	248	0.3%	248	0.3%	—
Interest expense and exchange rate results(2)	(2,178)	(2.5)%	(12,749)	(16.0)%	82.9%

Profit before Taxation	19,880	22.8%	8,172	10.3%	143.3%
Taxation	(8,231)	(9.4)%	(4,251)	(5.4)%	93.6%
Minority Interest	(608)	(0.7)%	(482)	(0.6)%	26.1%

Net Profit	11,041	12.7%	3,439	4.3%	221.1%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts and incremental offering-related costs.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 to our unaudited interim consolidated financial statements.

EBITDA from continuing operations
A full description of the measure EBITDA from continuing operations is contained in the “Results of operations for the three months ended September 30, 2008 and 2007” section.

	Six months ended	Six months ended
(Dollars in thousands)	September 30, 2008	September 30, 2007

Net profit from continuing operations	$10,852	$3,114
Add:
Interest (income)/expense and exchange rate results	2,185	12,770
Taxation	8,162	4,185
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	12,366	11,177
(Profit)/loss on disposal of intangible and tangible fixed assets	(804)	12
Minority interest	608	482

EBITDA from continuing operations	$33,369	$31,740

Revenue from continuing operations	$87,256	$77,903

EBITDA as a percentage of revenue from continuing operations	38.2%	40.7%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the six months ended September 30, 2008 and 2007. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.

Dutch GAAP	Revenue by country (as reported)
	Six months		Six months
	ended		ended
	September 30,	Percentage of	September 30,	Percentage of
(Dollars in thousands)	2008	revenue	2007	revenue

United Kingdom	$47,898	54.9%	$47,200	60.6%
South Africa (1)	11,648	13.3%	10,375	13.3%
Indonesia	7,050	8.1%	5,564	7.2%
China (2)	8,670	9.9%	4,848	6.2%
Chile	4,707	5.4%	3,737	4.8%
Panama	5,562	6.4%	4,390	5.6%
The Philippines	1,470	1.7%	1,387	1.8%
Holding companies	251	0.3%	402	0.5%

Total continuing operations	$87,256	100.0%	$77,903	100.0%

Discontinued operations – Mexico (3)	—		1,511
Total	$87,256		$79,414

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the six months ended September 30, 2008 and 2007.

Dutch GAAP	Operating profit by country (as reported)
	Six months		Six months
	ended		ended
	September 30,	Percentage of	September 30,	Percentage of
(Dollars in thousands)	2008	operating profit	2007	operating profit

United Kingdom	$15,229	69.9%	$16,112	78.4%
South Africa (1)	3,713	17.0%	2,935	14.3%
Indonesia	2,748	12.6%	1,812	8.8%
China (2)	1,120	5.1%	484	2.4%
Chile	185	0.8%	85	0.4%
Panama	2,573	11.8%	2,055	10.0%
The Philippines	586	2.7%	516	2.5%
Holding companies	(4,347)	(19.9)%	(3,448)	(16.8)%

Total continuing operations	$21,807	100.0%	$20,551	100.0%

Discontinued operations – Mexico (3)	3		122
Total	$21,810		$20,673

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.

Six months ended September 30, 2008 compared to six months ended September 30, 2007
Revenue

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2007-	change 2007-
	September 30,	September 30,	2007 at	2008 at	2008 at
Dutch GAAP	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$47,898	$47,200	$45,382	$2,516	5.5%
South Africa (1)	11,648	10,375	9,473	2,175	23.0%
Indonesia	7,050	5,564	5,496	1,554	28.3%
China (2)	8,670	4,848	5,352	3,318	62.0%
Chile	4,707	3,737	3,957	750	19.0%
Panama	5,562	4,390	4,390	1,172	26.7%
The Philippines	1,470	1,387	1,452	18	1.2%
Holding companies	251	402	383	(132)	(34.5)%

Total continuing operations	$87,256	$77,903	$75,885	$11,371	15.0%

Discontinued operations – Mexico (3)	—	1,511	1,573	(1,573)	n/a

Exchange rate effect			1,956

Total after exchange rate effect	$87,256	$79,414	$79,414

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our revenue from continuing operations for the six months ended September 30, 2008 increased by $11.4 million compared to the six months ended September 30, 2007 at constant exchange rates due primarily to rate increases and the inclusion of our share of the revenue from the Yancheng joint venture in China and our subsidiary in Zhumadian, China from the dates of their acquisition.
•	China. The $3.3 million increase was mainly due to the inclusion of our share of revenue from April 29, 2008 following the acquisition of a 49% interest in the Yancheng joint venture and revenue from our acquisition of Zhumadian from July 23, 2008. These acquisitions account for $3.0 million of the increase with the remainder coming from a combination of tariff and volume increases in our pre-existing operations in China.

•	United Kingdom. The $2.5 million increase was primarily due to the effect of our scheduled rate increase of 3.68% together with a $1.5 million increase from our non-regulated business, partly offset by lower demand due to a relatively cool and wet summer period.

•	South Africa. A majority of the $2.2 million increase in revenue is the result of a 10.0% rate increase implemented by our Nelspruit subsidiary and increases of 6% and 9% for water and sewerage rates respectively implemented by Siza Water, all with effect from July 2008, along with continued growth in the number of connections.

•	Indonesia. The $1.6 million increase resulted from the impact of the 20% rate increase implemented in December 2007, together with increased water demand caused by continued population growth.

•	Panama. The $1.2 million increase in revenue from our Panama operation is due to $0.5 million additional revenue recognized following our client’s approval of a rate increase applied for in May 2007, along with the impact of a further $0.7 million from rate increases taking effect from April 1, 2008 and September 1, 2008.

•	Chile. The $0.8 million increase in revenue from our Chilean operations is the result of inflation based on tariff increases and higher volumes sold.

Raw and auxiliary materials
and other external costs

			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2007-	change 2007-
	September 30,	September 30,	2007 at	2008 at	2008 at
Dutch GAAP	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$10,078	$8,828	$8,487	$1,591	18.7%
South Africa (1)	3,354	2,744	2,505	849	33.9%
Indonesia	2,348	2,147	2,121	227	10.7%
China (2)	2,338	1,137	1,255	1,083	86.3%
Chile	1,991	1,304	1,381	610	44.2%
Panama (3)	5	34	34	(29)	(85.3)%
The Philippines	417	443	464	(47)	(10.1)%
Holding companies	—	—	—	—	n/a

Total continuing operations	$20,531	$16,637	$16,247	$4,284	26.4%

Discontinued operations – Mexico (4)	—	356	371	(371)	n/a

Exchange rate effect			375

Total after exchange rate effect	$20,531	$16,993	$16,993

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our raw and auxiliary materials and other external costs of continuing operations increased by $4.3 million comparing the six months ended September 30, 2007 to the six months ended September 30, 2008 at constant exchange rates, primarily due to increases in the unit prices of electricity.
•	United Kingdom. The $1.6 million increase was primarily due to the increased cost of electricity ($1.1 million) along with increases in material costs in our non-regulated business and general cost inflation.

•	China. The $1.1 million increase is primarily due to the inclusion of $0.8 million in respect of our share of results from Yancheng from April 29, 2008 and the inclusion of results from Zhumadian from July 23, 2008. The remainder of the increase originates from our pre-existing operations in China and most notably relates to the cost of electricity.

•	South Africa. The $0.8 million increase is due mainly to a $0.4 million increase in bulk and raw water costs along with a $0.1 million increase in the cost of electricity and additionally $0.1 million of inventory write downs were taken during the period.

•	Chile. The $0.6 million increase reflects principally the $0.4 million impact of increases in the cost of electricity incurred by our Chilean operations.

Staff Costs

Dutch GAAP
			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2007-	change 2007-
	September 30,	September 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$9,375	$8,675	$8,341	$1,034	12.4%
South Africa (1)	2,823	2,816	2,571	252	9.8%
Indonesia	755	602	594	161	27.1%
China (2)	2,362	1,229	1,357	1,005	74.1%
Chile	784	647	685	99	14.5%
Panama (3)	—	—	—	—	n/a
The Philippines	170	151	158	12	7.6%
Holding companies	2,132	2,421	2,397	(265)	(11.1)%

Total continuing operations	$18,401	$16,541	$16,103	$2,298	14.3%

Discontinued operations – Mexico (4)	—	366	381	(381)	n/a

Exchange rate effect			423

Total after exchange rate effect	$18,401	$16,907	$16,907

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our staff costs of continuing operations increased by $2.3 million comparing the six months ended September 30, 2007 to the six months ended September 30, 2008 at constant exchange rates, primarily due to annual salary increases and the inclusion of staff costs from our new operations in China, Yancheng and Zhumadian.
•	United Kingdom. The $1.0 million increase was primarily due to an annual salary review of 4.5%, effective from April 1, 2008, together with some interim pay increases and an increase in staff in our non-regulated business.

•	China. The $1.0 million increase was primarily due to the inclusion of $0.9 million related to our share of staff costs incurred by the Yancheng joint venture together with staff costs in our Zhumadian subsidiary.

•	South Africa. The $0.3 million increase was due to an 8% annual salary review increase combined with increased staff numbers in our Nelspruit subsidiary partly offset by a one-time reduction of $0.2 million in expatriate costs related to payroll taxes.

•	Holding companies. The $0.3 million decrease in staff costs incurred by the holding companies is a combination of $0.2 million lower pension costs, calculated in accordance with Dutch GAAP, and savings associated with some vacancies that were filled during the second quarter of fiscal year 2009.

Depreciation and amortization
of intangible and tangible
fixed assets and negative
goodwill

Dutch GAAP
			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2007-	change 2007-
	September 30,	September 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$7,764	$7,754	$7,455	$309	4.1%
South Africa (1)	700	585	534	166	31.1%
Indonesia	477	441	436	41	9.4%
China (2)	1,661	709	783	878	112.1%
Chile	1,047	998	1,056	(9)	(0.9)%
Panama	417	417	417	—	n/a
The Philippines	121	104	108	13	12.0%
Holding companies	179	169	169	10	5.9%

Total continuing operations	$12,366	$11,177	$10,958	$1,408	12.8%

Discontinued operations – Mexico (3)	—	26	27	(27)	n/a

Exchange rate effect			218

Total after exchange rate effect	$12,366	$11,203	$11,203

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $1.4 million comparing the six months ended September 30, 2007 to the six months ended September 30, 2008 at constant exchange rates, primarily due to inclusion of depreciation from our new operations in China, Yancheng and Zhumadian.
•	China. The $0.9 million increase arises from the inclusion of our share of depreciation incurred by the Yancheng joint venture together with depreciation from our subsidiary in Zhumadian along with $0.4 million of goodwill amortization from our acquisition of a 49% share in Yancheng.

•	United Kingdom. The $0.3 million increase resulted from higher depreciation charges due to additions to tangible fixed assets.

•	South Africa. The $0.2 million increase primarily resulted from higher depreciation charges related to an increase in completed infrastructure.

Other operating charges and
incremental offering-related
costs

Dutch GAAP
			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2007-	change 2007-
	September 30,	September 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$6,250	$5,809	$5,586	$664	11.9%
South Africa (1)	1,058	1,296	1,183	(125)	(10.6)%
Indonesia	722	563	556	166	29.9%
China (2)	1,189	1,289	1,424	(235)	(16.5)%
Chile	706	712	754	(48)	(6.4)%
Panama (3)	2,567	1,884	1,884	683	36.3%
The Philippines	176	173	181	(5)	(2.8)%
Holding companies	2,287	1,259	1,246	1,041	83.5%

Total continuing operations	$14,955	$12,985	$12,814	$2,141	16.7%

Discontinued operations – Mexico (4)	(3)	641	667	(670)	n/a

Exchange rate effect			145

Total after exchange rate effect	$14,952	$13,626	$13,626

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(3)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are then recharged to us.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Other operating charges from continuing operations in the six months ended September 30, 2008 increased by $2.1 million compared to the six months ended September 30, 2007 at constant exchange rates.
•	Holding Companies. The $1.0 million increase consists of $0.3 million professional advisors fees, $0.6 million increase in compliance costs and $0.3 million of additional insurance costs. These have been partly offset by a reduction in consultant’s fees.

•	United Kingdom. The $0.7 million increase was due to bad debt charges of $0.2 million incurred in our non-regulated business, an additional $0.2 million of compliance costs, including work in preparation for Sarbanes-Oxley Section 404 compliance, together with the effects of general cost inflation.

•	Panama. The $0.7 million increase reflects higher costs of operation and maintenance of our water treatment plant, the principal reason for which is unit electricity prices

•	China. The $0.2 million decrease is primarily due to staff-related costs in respect of the appointment of a new expatriate managing director together with professional fees related to post acquisition integration projects incurred in the six months ended September 30, 2007. This was partly offset by $0.2 million of other operating charges from our share of results in Yancheng from April 29, 2008 and results of Zhumadian from July 23, 2008.

Gain on disposal of subsidiary

Dutch GAAP
	Six months ended	Six months ended
	September 30, 2008 as	September 30, 2007 as
(Dollars in thousands)	reported	reported

Gain on disposal of subsidiary (pre-tax)	$248	$248
This gain arose from the receipt of principal and accrued interest due under the promissory notes issued by the Government of Belize to secure the deferred consideration payable in connection with the sale of our interest in Belize Water Services in October 2005. The receipt of these funds enabled us to release $0.25 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the then remaining three promissory notes. The disposal of our business in Belize and this gain is described in note 19 to the unaudited interim consolidated financial statements.

Interest (expense)/income and
exchange rate results

Dutch GAAP
			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2007-	change 2007-
	September 30,	September 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$(4,102)	$(3,736)	$(3,593)	$(509)	14.2%
South Africa (1)	310	(979)	(893)	1,203	n/a
Indonesia	8	(42)	(41)	49	n/a
China (2)	26	345	381	(355)	(93.2)%
Chile	(955)	(442)	(468)	(487)	104.1%
Panama	(262)	(458)	(458)	196	(42.8)%
The Philippines	17	5	6	11	183.3%
Holding companies	2,773	(7,463)	(7,088)	9,861	n/a

Total continuing operations	$(2,185)	$(12,770)	$(12,154)	$9,969	(82.0)%

Discontinued operations – Mexico (3)	7	21	22	(15)	(68.2)%

Exchange rate effect			(617)

Total after exchange rate effect	$(2,178)	$(12,749)	$(12,749)

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our interest (expense)/income and exchange rate results from continuing operations changed by $10.0 million comparing the six months ended September 30, 2007 to the six months ended September 30, 2008 at constant exchange rates.
•	Holding companies. The $9.9 million change is primarily the result of a movement from an exchange loss of $4.0 million in the six months ended September 30, 2007 compared to an exchange gain of $3.6 million in the six months ended September 30, 2008. Additionally interest charges of $3.9 million were incurred on borrowings for the six months ended September 30, 2007. These borrowings were repaid in February 2008 out of the proceeds of our initial public offering. Partly offsetting these reductions are the interest costs of $1.0 million that we incurred during the six months ended September 30, 2008 on our revolving loan facility together with $0.2 million from the amortization of arrangement fees.

•	South Africa. The $1.2 million change is primarily due to the recognition of $0.7 million of accrued interest due under the terms of a loan advanced to the former minority shareholder in our Nelspruit project company. This interest together with the principal sum of the loan had previously been fully provided for in our consolidated financial statements. Interest expenses incurred on our South African bank borrowing decreased as a result of capital repayments made since September 30, 2007.

•	United Kingdom. Our U.K. subsidiary incurred $0.5 million more interest costs during the six months ended September 30, 2008 than during the corresponding period of the prior year due mainly to the indexation of its long-term debt facility by reference to the U.K. retail price index.

•	Chile. The increased net expense of $0.5 million is due to $0.3 million in respect of currency conversion losses on the Unidades de Fomento (UF) together with $0.2 million in respect of costs associated with the financing of our acquisitions of Servicomunal and Servilampa on June 27, 2008

•	China. A reduced amount of interest income from cash deposits is the principal reason for the lower net interest income earned by our Chinese operations during the six months ended September 30, 2008 compared with the same six months in 2007 as surplus cash was used for new investments. Net interest expense of $0.1 million arose during the six months ended September 30, 2008 from our share of results in Yancheng from April 29, 2008 and results of Zhumadian from July 23, 2008.

Taxation

Dutch GAAP
			Six months
		Six months	ended		Percentage
	Six months	ended	September 30,	Change 2007-	change 2007-
	ended	September 30,	2007 at	2008 at	2008 at
	September 30,	2007 as	constant	constant	constant
(Dollars in thousands)	2008 as reported	reported	exchange rates	exchange rates	exchange rates

Operating companies	$(7,436)	$(3,892)	$(3,751)	$(3,685)	98.2%
Holding companies	(726)	(293)	(297)	(429)	144.4%

Total continuing operations	$(8,162)	$(4,185)	$(4,048)	$(4,114)	101.6%

Discontinued operations — Belize	(69)	—	—	(69)	n/a
Discontinued operations — Mexico	—	(66)	(69)	69	n/a

Exchange rate effect			(134)

Total after exchange rate effect	$(8,231)	$(4,251)	$(4,251)

The overall effective tax rates for continuing operations for the six months ended September 30, 2007 and the six months ended September 30, 2008 were 52.0% and 41.4%, respectively. The change in effective tax rates was significantly influenced by:
•	United Kingdom. The U.K. subsidiary’s effective tax rate was 41.8% compared to 21.2% in the prior period. The increase is due primarily to a change in the system of tax allowances for industrial buildings which has generated a deferred tax charge to the statement of income of approximately $1.6 million in the six months ended September 30, 2008. During the six months ended September 30, 2007 the statement of income received a benefit of $1.1 million arising from a change to the standard rate of income tax in the United Kingdom from 30% to 28%.

•	Chile. A one-time adjustment in the form of a $0.3 million charge was made to the deferred tax position of our Santiago based regulated operations in respect of its water rights portfolio.

•	Holding companies. The increase in the tax charge is primarily due to an increase in the provision for deferred tax on undistributed profits of subsidiaries on which withholding taxes would be incurred on payment of dividends to Cascal N.V.

Minority interest

Dutch GAAP
			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2007-	change 2007-
	September 30,	September 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

South Africa	$(316)	$(198)	$(180)	$(136)	75.6%
China	(292)	(284)	(314)	22	(7.0)%

Total	$(608)	$(482)	$(494)	$(114)

Exchange rate effect			12

Total after exchange rate effect	$(608)	$(482)	$(482)

Minority interests increased by $0.1 million primarily due to the inclusion of six months of minority share of the results of Siza Water compared to five months in the six month period ended September 30, 2007.

Net profit

Dutch GAAP
			Six months
	Six months	Six months	ended		Percentage
	ended	ended	September 30,	Change 2007-	change 2007-
	September 30,	September 30,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$6,532	$9,754	$9,379	$(2,847)	(30.4)%
South Africa (1)	2,676	1,199	1,098	1,578	143.7%
Indonesia	1,933	1,235	1,220	713	58.4%
China (2)	353	417	459	(106)	(23.1)%
Chile	(1,044)	(371)	(393)	(651)	(165.6)%
Panama	2,138	1,597	1,597	541	33.9%
The Philippines	563	486	510	53	10.4%
Holding companies	(2,299)	(11,203)	(10,814)	8,515	78.7%

Total continuing operations	$10,852	$3,114	$3,056	$7,796	255.1%

Discontinued operations – Belize	179	248	248	(69)	(27.8)%
Discontinued operations – Mexico (3)	10	77	80	(70)	(87.5)%

Exchange rate effect			55

Total after exchange rate effect	$11,041	$3,439	$3,439

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
For the reasons set forth above, our net profit from continuing operations at constant exchange rates has increased by $7.8 million.

Liquidity and capital resources
The following table summarizes our cash flows for the six months ended September 30, 2008 and 2007.

Dutch GAAP
	Six months ended	Six months ended
	September 30, 2008	September 30, 2007
	(Unaudited)	(Unaudited)

Cash flow from (used in) operating activities	$32.8 million	$18.3 million

Cash flow from (used in) investing activities	$(76.3) million	$(19.4) million

Cash flow from (used in) financing activities	$32.2 million	$(6.6) million

Operating activities
Operating cash flow increased by $14.5 million during the six months ended September 30, 2008 relative to the six months ended September 30, 2007 due primarily to a $10.5 million increase in cash flow from movements in working capital together with a $3.1 million change in net profit after adjusting for non-cash items and a $0.9 million reduction in net interest and tax payments.
Investing activities
Cash flow used in investing activities increased by $56.9 million during the six months ended September 30, 2008, relative to the six months ended September 30, 2007. This increase reflects the $58.7 million cash outflow used in acquiring our share of the Yancheng joint venture in China and our subsidiaries, Zhumadian in China and Servicomunal and Servilampa in Chile. Additionally there was a $1.6 million increase in cash used to purchase tangible fixed assets that was partially offset by a $1.3 million increase in cash proceeds from disposals of tangible fixed assets. The cash used in acquiring our new operations and making additions to tangible fixed assets was further offset by a favorable change in the movements of our restricted cash balances.
Financing activities
Overall, net cash inflow from financing activities was $32.2 million during the six months ended September 30, 2008 compared to an outflow of cash of $6.6 million during the six months ended September 30, 2007. This $38.8 million change represents a net $36.1 million cash inflow from debt finance compared to a net $4.1 million repayment of debt in the comparative six month period. In addition, $2.1 million less cash was used in settling bank overdrafts during the six months ended September 30, 2008 compared to the same period of the previous year. Furthermore, $2.0 million of cash was generated by our subsidiary, China Water, issuing shares to its 13% minority shareholder. The increased share capital was subscribed by all shareholders on a pro rata basis. Offsetting these inflows was a distribution of $5.5 million made to shareholders on September 30, 2008.

Capital expenditures
Our subsidiaries in the United Kingdom, Chile and South Africa receive contributions to capital expenditure from municipalities and private developers which take the form of either cash or assets in return for which the subsidiary concerned takes on an obligation to provide water and wastewater services to customers in future years. In our Dutch GAAP consolidated financial statements these contributions receivable are reported as deferred revenue under “provisions & deferred revenue” on our balance sheet.
Our total investment in tangible fixed assets relating to continuing operations for the six months ended September 30, 2008 and 2007 were as follows:

Dutch GAAP
	Six months ended	Six months ended
	September 30, 2008	September 30, 2007
	(Unaudited)	(Unaudited)

Total investment in tangible fixed assets(1)	$18.2 million	$16.6 million

Contributions receivable(2)	$5.3 million	$3.6 million

Total investment in tangible fixed assets, net	$12.9 million	$13.0 million

(1)	Before deduction of any relevant contributions from third parties.

(2)	Contributions to capital expenditure received in the form of cash or assets.
The most significant investments in tangible fixed assets during the period ended September 30, 2008 were made by our U.K. and South African subsidiaries in the amounts of $10.9 million ($9.5 million net of contributions) and $3.3 million (contributions received in the period were $3.8 million giving a negative net investment of $0.5 million in the period), respectively. The corresponding investments in tangible fixed assets made by these subsidiaries during the six months ended September 30, 2007 were $12.8 million ($11.6 million net of contributions) and $3.1 million ($1.8 million net of contributions), respectively.
Credit arrangements and loan facilities
On November 2, 2007, we entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, $20 million was a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, together with a $10 million guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Following the completion of our initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of our (including our subsidiaries) net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. The term of this facility was due to come to an end on March 31, 2010 but has been replaced by an amended and restated facility from June 12, 2008 as described below.
On June 12, 2008, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 1.25% per annum if the ratio of our (including our subsidiaries) net borrowings to EBITDA is less than 2.0:1 up to 2.00% per annum if that ratio is greater than 3.0:1. The amended and restated facility also comes to an end on March 31, 2010.
As at September 30, 2008 we had drawn down $56.5 million of the $60 million available under the revolving loan facility.
Off-balance sheet arrangements
We do not currently have any off-balance sheet transactions or investments in special-purpose entities whose purpose is to facilitate off-balance sheet transactions.
We have also caused letters of credit to be issued in the amount of £8.6 million ($15.3 million) as at September 30, 2008 in favor of the trustees of the Water Company Section of our U.K. defined benefit pension plan.
Quantitative and qualitative disclosure of market risk
Exchange rate risk
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. For this reason, we are exposed to risk from exchange rate fluctuations when our revenue, expenses, assets and liabilities are translated from local currencies to U.S. Dollars. In addition, as of September 30, 2008 57% of our long term debt was denominated in British Pound sterling and the remaining 43% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling, and other currencies when we settle these debt obligations.
Interest rate risk
We are exposed to interest rate risk on the interest-bearing receivables (primarily comprised of securities and cash at bank and in hand) and interest-bearing long-term and current liabilities.
We are exposed to the consequences of variable interest rates on receivables and liabilities. In relation to fixed-rate liabilities we are exposed to market values. We have not entered into any derivative contracts to hedge the interest-rate risk on receivables.
We are exposed to interest rate risk with respect to our variable rate long term borrowings.
As of September 30, 2008, $128.7 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a natural hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.

Commodity price risk
Electrical power is a key input cost to our business. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past. As at September 30, 2008, our U.K. project company has contracted with its energy supplier such that a substantial component of its electricity needs for the period ending March 31, 2009 will now be purchased at prices already agreed.

Recent accounting pronouncements
Dutch GAAP:
The following important changes have been made to the guidelines in the 2007 edition of the Dutch Accounting Standards and become mandatory for our financial year ending March 31, 2009, the effects of which on our accounting policies have been considered by the directors:
Tangible fixed assets — For an asset accounted for at fair value the liabilities for repair and maintenance are to be accounted for primarily in the revaluation reserve (RJ 212); and
Consolidation — Indicators have been defined to determine whether or not a subsidiary is held with “intent to sell” and is thus not required to be consolidated. It has also been determined that a potential consolidation requirement for a (foundation) administration office is to be evaluated based on the applicable terms. The draft standard on the consolidation of personal holdings has been amended. In the final standard no specific indicators have been defined to determine whether or not consolidation is required. The requirement to prepare consolidated accounts should be evaluated based on the legal definition of group companies (RJ 217); and
Equity — Reductions of revaluation reserves that were formed taking into account the deferred tax should be split into a gross effect and a tax effect when accounted for in the result for the year. The gross reduction of the reserve should be presented as a separate line item directly before the financial income and expenses, as part of the result from ordinary activities. The tax effect is to be accounted for as part of the tax charge (RJ 240); and
Financial Instruments — Finalization of this standard implies that not only aspects of presentation, but also recognition and measurement of financial instruments, are now being addressed (RJ 290).
These guidelines are mandatory for our financial year ending March 31, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V.
(Registrant)

By:	/s/ Stephane Richer

Stephane Richer
Chief Executive Officer

By:	/s/ Steve Hollinshead

Steve Hollinshead
Chief Financial Officer
Date: November 11, 2008